SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2019

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425- 070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

Corporate Taxpayer’s ID (CNPJ/MF) No. 01.545.826/0001-07 Corporate Registry (NIRE) No. 35.300.147.952

Publicly-held Company

MATERIAL FACT

GAFISA S.A. (BOVESPA: GFSA3; OTC: GFASY) (“Gafisa” or “Company”) in accordance with CVM Instruction 358/02, as amended, informs to its shareholders and the Market, that in the meeting held on this date the Board of Directors re-elected of Mr. Roberto Luz Portella as Chief Executive Officer, Chief Financial and Investor Relations Officer, and Mr. Eduardo Larangeira Jácome to hold the position of Chief Operating Officer of the Company, both as of this date.

The Board of Directors also approved that the appropriate measures be taken for the issuance of the canceled shares, to wit: (i) 1,030,325 (one million, thirty thousand, three hundred and twenty-five) shares canceled on December 19, 2018; and (ii) 370,000 (three hundred and seventy thousand) shares canceled on January 22, 2019, which means that the capital stock will be comprised of forty-four million seven hundred and fifty-seven thousand, nine hundred and fourteen (44,757,914) shares, in view of the rejection by shareholders at the Extraordinary General Meeting held on this date, on the updating of the Bylaws to reflect the cancellation of shares approved by the Board of Directors on December 19, 2018 and January 22, 2019.

The Company's Board of Directors also approved the following details of the capital increase by means of the issuance of new common shares up to the limit of the Authorized Capital of seventy-one million, thirty-one thousand, eight hundred and seventy-six (71,031,876):

(a)           The price per share shall be R$6.02 (six Reais and two cents), as ratified by specialized company;

(b)          Shareholders holding common shares of the Company on this date shall have (i) thirty (30) days to exercise their preemptive rights as of the date of publication of the respective Notice by the Company, (ii) the right to a bonus of 15% (fifteen percent) on the value of the share in the subscription of such capital increase within the term of 30 (thirty) days of the preemptive right, and (iii) preemptive right in the apportionment of the unsold shares and a bonus of 3% (three percent) of the value of the subscription of the apportionment of such unsold shares.

São Paulo, April 15, 2019.

GAFISA S.A.

Roberto Luz Portella

Chief Executive, Financial and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 15, 2019

Gafisa S.A.

By:	/s/ Roberto Portella
Name: Roberto Portella Title: Chief Executive Officer